Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

April 26, 2012

VIA EDGAR CORRESPONDENCE

Allison White

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:         Transamerica Series Trust (the “Registrant”)

               (File Nos. 033-00507, 811-04419)

Dear Ms. White:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments with respect to Transamerica Clarion Global Real Estate Securities VP, Transamerica Legg Mason Dynamic Allocation – Balanced VP and Transamerica Legg Mason Dynamic Allocation – Growth VP on the Registrant’s filings with the Securities and Exchange Commission (the “Commission”) under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A on January 27, 2012 and February 2, 2012, respectively, (each an “Amendment”). The Staff’s comments were provided to us orally via telephone on February 21, 2012.

Prospectus Comments – General

1.          Comment:  Please confirm that the Registrant is aware of its obligation to file Interactive (XBRL) Data for the portfolio’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the Amendments. See IC-28617 (February 9, 2010).

     Response:  The Registrant so confirms.

2.          Comment:  Please provide a copy of the completed fee and expense tables and expense examples prior to the effective date of the Amendments.

             Response:  We provided copies of the completed information to you on April 18, 2012 via EDGAR correspondence (accession number 0001193125-12-168054).

3.          Comment:  Please remove the second paragraph in the preamble to the fee and expense table.

     Response:  The Registrant has made revisions consistent with the staff’s comment.

4.          Comment:  Please explain supplementally the mechanism by which fees waived or expenses reduced under the contractual expense limitation arrangement with the adviser are recaptured by the adviser.

             Response:  The contractual arrangement with the adviser permits the adviser to recapture expenses waived or reduced pursuant to the arrangement if, on any day or month, the estimated annualized fund operating expenses are less than the expense cap. On a monthly basis, the average net assets and average expenses for the portfolio for the fiscal year to date are calculated to determine if the annualized fund operating expenses are

April 26, 2012

estimated to be under the expense cap, and any potential recapture is booked accordingly. At the fiscal year end, if the portfolio’s average operating expenses for the fiscal year are in fact under the expense cap, the adviser may collect any amounts available for recapture pursuant to the arrangement up to the expense cap.

5.          Comment:  In the section “Purchase and Redemption of Shares”, the Registrant notes that various asset allocation funds will invest in the portfolios. Please explain supplementally how these investments work for the portfolios included in the Amendments.

             Response:  The investments by various asset allocation funds noted in this section are only applicable to certain other portfolios of the Registrant that are included in the Registrant’s full prospectus, not the ones included in the Amendments.

Prospectus Comments –Transamerica Clarion Global Real Estate Securities VP

1.          Comment:  Explain supplementally the purpose of the 485(a) filing for this portfolio.

             Response:  The Amendment for this portfolio reflects a change in the name of the sub-adviser as a result of a change of control of the sub-adviser. The name of the sub-adviser changed from ING Clarion Real Estate Securities, LLC to CBRE Clarion Securities LLC. The change of control of the sub-adviser was previously outlined in a supplement dated August 16, 2011 filed with the Commission on August 16, 2011 (SEC Accession No. 0000930413-11-005515) and an Information Statement dated September 6, 2011 filed with the Commission on September 9, 2011 (SEC Accession No. 0001193125-11-241011).

2.          Comment:  Because the word “global” is in the name of the portfolio, please add a disclosure that at least 40% of the portfolio’s assets are invested in countries other than U.S. or that it will invest in countries other than the U.S. in accordance with the weighting of an applicable index or benchmark.

             Response:  The Registrant has made revisions consistent with the staff’s comment.

3.          Comment:  Review the risks provided under “Principal Risks” to ensure that for each risk listed there is a corresponding investment strategy provided under principal investment strategies.

             Response:  The Registrant has reviewed the principal risks and corresponding principal investment strategies. The Registrant notes that the disclosure in question is the same as the disclosure contained in the prospectus for Transamerica Clarion Global Real Estate Securities, a series of the Transamerica Funds. The Transamerica Funds are retail funds with an October 31 fiscal year-end that recently went through an annual update. The Transamerica Funds made an annual update filing pursuant to Rule 485(a) filing for certain of its series, including Transamerica Clarion Global Real Estate Securities, that was subject to review and comment by the staff. The Registrant wishes to keep the disclosure for Transamerica Clarion Global Real Estate Securities VP consistent with Transamerica Clarion Global Real Estate Securities.

4.          Comment:  If the portfolio will invest in sub-prime mortgages as a principal strategy, please disclose this in the principal strategies.

             Response:  The portfolio does not invest in sub-prime mortgages as a principal strategy.

5.          Comment:  Please consider revising the “Emerging Markets” risk so that the first sentence references “foreign markets” instead of “emerging markets”.

             Response:  Because a risk factor for foreign securities generally is already provided, Registrant prefers to keep the “Emerging Markets” risk factor specific to emerging markets, so we have not made the change.

April 26, 2012

6.          Comment:  In the “Expenses” risk, please remove the reference to a fee limitation since no reimbursement is shown in the fee table.

             Response:  The Registrant has made revisions consistent with the staff’s comment.

7.          Comment:  Please add a risk factor for repurchase agreements.

             Response:  The Registrant has made revisions consistent with the staff’s comment.

8.          Comment:  Please remove the parenthetical “(before and after taxes)” in the second paragraph of the preamble to the performance section.

             Response:  The Registrant has made revisions consistent with the staff’s comment.

9.          Comment:  Please confirm supplementally that using the S&P Developed Property Index as the portfolio’s broad-based index is consistent with Instruction 5 to Item 27(b)(7) of Form N-1A.

             Response:  The Registrant believes that the S&P Developed Property Index is an appropriate index for the portfolio and is consistent with Instruction 5 to Item 27(b)(7) of Form N-1A.

10.        Comment:  In the section “Valuation of Shares”, please define the various asset allocation portfolios mentioned.

             Response:  The asset allocation portfolios referenced in this section are defined elsewhere in the prospectus when part of the Registrant’s full prospectus.

Prospectus Comments – Transamerica Legg Mason Dynamic Allocation – Balanced VP, Transamerica Legg Mason Dynamic Allocation – Growth VP and Transamerica Market Participation Strategy VP

1.          Comment:  Please review the disclosure regarding derivatives in which the portfolios may invest for consistency with the Staff guidance given in the July 30, 2010 Letter to Investment Company Insitute re: Derivatives-Related Disclosures by Investment Companies (the “2010 Letter”).

             Response:  The Registrant confirms that the disclosure regarding the derivatives in which these portfolios may invest is consistent with the 2010 Letter.

2.          Comment:  In “Tactical Asset Allocation” risk, please explain the differences between tactical asset allocation and each of fundamental analysis and strategic asset allocation.

             Response:  The Registrant has made revisions consistent with the staff’s comment.

Prospectus Comments – Transamerica Legg Mason Dynamic Allocation – Balanced VP, Transamerica Legg Mason Dynamic Allocation – Growth VP

1.          Comment:  Please explain supplementally the appropriateness of using Legg Mason in the name of each fund when there are two sub-advisers only one of which is Legg Mason.

             Response:  The name of the portfolio follows the same naming convention as the other series of the Registrant.

2.          Comment:  If acquired fund fees and expenses will exceed 1 basis point, please include a line item for the amount of acquired fund fees and expenses and the associated footnote required Instruction 3(f)(vi) of Item 3 of Form N-1A.

             Response:  The Registrant has made revisions consistent with the staff’s comment.

April 26, 2012

3.          Comment:  Please confirm supplementally that the fee waiver shown in the fee table is only reflected in the one year information provided in the expense example.

             Response:  Registrant so confirms.

4.          Comment:  If dividends from short sales are expected to be significant for the portfolio, please include a line item in the fee table regarding such dividends.

             Response:  The portfolio will not have dividends from short sales as the portfolio will not directly engage in short selling securities.

5.          Comment:  Please clarify in the principal investment strategies whether the portfolios will invest in investment companies other than the ETFs described.

             Response:  Registrant has already disclosed in the last paragraph of the principal investment strategies that the fund may invest in money market funds in addition to ETFs; however, Registrant has made revisions consistent with the Staff’s comment.

6.          Comment:  Please clarify in “Principal Investment Strategies” what is meant by “multiple layers of risk management strategies” on the bottom of pages 1 and 7.

             Response:  The Registrant has made revisions consistent with the staff’s comment.

7.          Comment:  Please state in “Principal Investment Strategies” that the portfolio may engage in short selling of securities and disclose the reason why the portfolio engages in these types of transactions.

             Response:  The portfolio will not directly engage in any short selling of securities. Registrant has revised the risk disclosure accordingly.

8.          Comment:  If applicable, because the portfolio lists “Credit” and “Liquidity” under “Principal Risks”, state that the portfolio will invest in illiquid securities and junk bonds.

             Response:  The portfolios will normally invest in a combination of underlying ETFs. Each underlying ETF has its own investment objective, principal investment strategies and principal risks. The principal risks for each portfolio seek to aggregate the risks of the underlying ETFs. These include “Credit” and “Liquidity” risks.

9.          Comment:  Please revise “Dynamic Risk Management” and “Event Risk Management” so that they are described in plain English.

             Response:  The Registrant believes that the strategy is currently described in plain English, and it is consistent with the strategy description for a similar registered mutual fund advised by the sub-adviser, so Registrant has not changed the description of “Dynamic Risk Management” and “Event Risk Management”.

10.        Comments:  Please clarify the percentage of assets allocated to each of the “Dynamic Risk Management” and “Event Risk Management” strategies.

             Response:  The Registrant has made revisions consistent with the staff’s comment.

11.        Comment:  Please clarify how the percentage of assets allocated to the Event Risk Management strategy is calculated (for instance, does the percentage invested in derivatives include the cash collateral needed to cover the position).

             Response:  As currently described in the Prospectus, the percentage of assets allocated to the Event Risk Management strategy is based on the total amount of premiums paid on options and/or initial margin on futures contracts. For example, for Transamerica Legg Mason , initially, the amount of premiums paid on options and/or initial margin on futures contracts will, in total, be 1.5% of the portfolio’s net assets.

April 26, 2012

12.        Comment:  In the section “Sub-Adviser(s)”, please include information regarding the portfolio’s sub-sub-adviser, Western Asset Management Company and explain the relationship between the sub-adviser and the sub-sub-adviser.

             Response:  The Registrant has made revisions consistent with the staff’s comment.

SAI Comments – General

1.          Comment:  Please provide a copy of the completed Appendix D regarding the portfolio managers of the portfolios prior to the effective date of the Amendments.

             Response:  We provided a copy of the completed information to you on April 18, 2012 via EDGAR correspondence (accession number 0001193125-12-168054).

2.          Comment:  If any portfolio manager compensation is based on performance, please be sure to identify the bench mark used to compare performance and state the length of the period over which performance is measured.

             Response:  The Registrant has made revisions consistent with the staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1803 with any questions.

Very truly yours,

/s/ Tanya L. Goins
Tanya L. Goins
Vice President and Senior Counsel Transamerica Asset Management, Inc.